UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)


              Beijing Qiang Long Real Estate Development Co., Ltd.
                               No. 95 Kangxi Road
                      Ba Da Xia Industrial Development Zone
                             Yanqing County, Beijing
                           People's Republic of China
                             011 - 86-136-001-56-359
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 3, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Beijing Qiang Long Real Estate Development Co., Ltd.
-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [_]

-------- -----------------------------------------------------------------------
3.       SEC USE ONLY

-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [_]

-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         People's Republic of China
------------------------- ----- ------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER            155,000,000*
         SHARES
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER          0
          EACH
       REPORTING          ----- ------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER       155,000,000*

                          ----- ------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER     0

------------------------- ----- ------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         155,000,000*
-------- -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [_]

-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55%*
-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Consists of (i) 15,000,000 shares of common stock acquired pursuant to a subscription agreement with the registrant, dated September 29, 2003; and
     (ii) the right to purchase 140,000,000 shares of common stock for an aggregate purchase price of US$29,400,000, or a price per share of $0.21, pursuant to a contract with the Company, dated January 29, 2004. In determining the percentage of class represented by the amount in row (11), 150,464,514 shares (consisting of the 140,000,000 issuable pursuant to the January 29, 2004 contract and the 10,464,514 being issued as a result of the payment of the final installment under the September 29, 2003 contract) were added to the total outstanding shares of the issuer's common stock of 129,261,490 as reported in the issuer's September 30, 2004 Form 10-QSB.


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

                                EXPLANATORY NOTE

         This Amendment No. 3 to the Schedule 13D of Beijing Qiang Long Real Estate Development Co. Ltd. ("Qiang Long") amends and supplements the original
Schedule 13D filed by Qiang Long with the Securities and Exchange Commission on October 14, 2003; Amendment No. 1 to such original Schedule 13D filed on January 20, 2004 and Amendment No. 2 to such original Schedule 13D filed on February 18, 2004. The information contained in such original Schedule 13D as so amended is hereby incorporated by reference.

         On December 3, 2004 and December 10, 2004, Beijing Qiang Long Real Estate Development Co. Ltd ("Qiang Long") paid to Minghua Group International Holdings Limited (the "Company") 13,000,000 China Yuan Renminbi (approximately US$1,570,807) and 20,000,000 China Yuan Renminbi (approximately US$2,416,626), respectively. These cash payments in the aggregate amount of 33,000,000 China Yuan Renminbi (approximately US$3,987,433) constitute the final installment owed by Qiang Long to the Company under that certain subscription agreement, between Qiang Long and the Company, dated September 29, 2003. As a result of the payment of this final installment, the Company has issued to Qiang Long 10,464,514 shares of the Company's common stock.

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Minghua Group International Holdings Limited, which has its principal office located at 8/F East Area, Century Golden Resources Business Center, 69 Banjing Road, Haidian District Beijing, People's Republic of China 100089. This statement relates to the Company's common stock, $0.01 par value per share and rights to subscribe for such common stock.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f). Beijing Qiang Long Real Estate Development Co., Ltd. This Schedule 13D is being filed by Qiang Long, which is a corporation organized under the laws of the People's Republic of China. Qiang Long's principal business is acting as a real estate development and investing company. The address of Qiang Long's principal office is No. 95, Kangxi Road, Ba Da Xia Industrial Development Zone, Yanqing County, Beijing, People's Republic of China. During the last five years, Qiang Long has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Qiang Long has used its working capital to fund the acquisition of all of the shares of the Company acquired to date.

ITEM 4.  PURPOSE OF TRANSACTION.

Qiang Long seeks to obtain a controlling interest in the Company's capital stock.

         (a)-(c) None.

         (d) Pursuant to the September 29, 2003 Subscription Agreement, Qiang Long has the right to appoint two members of the Company's five member board of directors. Effective February 10, 2004 and as of February 25, 2004, Messrs. Ji-Kuan Li and Wen-Zhi Zhou have resigned from the board of directors of the Company, respectively. The board of directors of the Company has selected Mr.

Yun Dong Luan to take the place of Mr. Ji-Kuan Li and Ms. Jie Chen to take the place of Mr. Wen-Zhi Zhou. The resignation of the directors and appointment of new directors was effected pursuant to Qiang Long September 29, 2003 subscription agreement which gave Qiang Long the right to elect two directors. Mr. Yun Dong Luan and Ms. Jie Chen are the board designees of Qiang Long.

         (e) The closing of the transactions contemplated by the January 29, 2004 purchase agreement between Qiang Long and the Company is conditioned upon, among other things, the Company's ability to obtain stockholder approval of an amendment to the Company's certificate of incorporation which would increase the number of shares that are authorized for issuance by the Company such that the Company will have sufficient authorized, but unissued, shares to satisfy its obligations under the Acquisition Agreement. It is not certain whether or not such approval will be obtained.

         (f)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Amount of Securities Beneficially Owned: 155,000,000*

         (b) Number of shares as to which such person has:

                  (i)    Sole power to vote or direct vote: 155,000,000*

                  (ii)   Shared power to vote or direct vote: 0

                  (iii) Sole power to dispose of or direct disposition of shares: 15,000,000*

                  (iv) Shared power to dispose of or direct disposition of shares: 0

         (c) Transactions in securities of the Company within last 60 days: See Explanatory Note above.

         (d) Third party right to receive dividends or proceeds from sale of securities: None

         (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

---------
* Consists of (i) 15,000,000 shares of common stock acquired pursuant to a subscription agreement with the registrant, dated September 29, 2003; and
     (ii) the right to purchase 140,000,000 shares of common stock for an aggregate purchase price of US$29,400,000, or a price per share of $0.21, pursuant to a contract with the Company, dated January 29, 2004. In determining the percentage of class represented by the amount in row (11), 150,464,514 shares (consisting of the 140,000,000 issuable pursuant to the January 29, 2004 contract and the 10,464,514 being issued as a result of the payment of the final installment under the September 29, 2003 contract) were added to the total outstanding shares of the issuer's common stock of 129,261,490 as reported in the issuer's September 30, 2004 Form 10-QSB.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4(d) above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None



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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2004


                                            BEIJING QIANG LONG REAL ESTATE
                                            DEVELOPMENT CO., LTD.


                                            By: /s/ Chang-de Li
                                                --------------------------------
                                                Name: Chang-de Li
                                                Title: Chairman



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